October 29, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Construction

Re:                    HF Enterprises Inc.
  Amendment No. 3 to Form S-1
  Filed October 15, 2020
  File No. 333-235693

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 4 to Registration Statement on Form S-1 (the “Amendment”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment is revised to conform the number of underwriter warrant shares covered by the legal opinion and update current information about the Company. The Amendment also responds to the comments received from the staff of the SEC in its comment letter dated October 26, 2020, with respect to the Company’s Registration Statement on Form S-1 filed with the SEC on October 15, 2020, as discussed below.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Comments and Responses

Form S-1/A filed October 15, 2020

Report of Independent Registered Public Accounting Firm, page F-40

1.
We note on page F-80 that the subsequent events relating to the changes in the Company’s ownership of Alset International occurred after the date of the auditors’ report.  Please have your auditors explain to us how they considered the date of these subsequent events in dating their report.  Refer to AS 3110.04 of the standards of the PCAOB.

Response: Our auditor has updated the auditor’s report on page F- 40.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 930-9700).
Very truly yours, /s/ Darrin M. Ocasio Darrin M. Ocasio

cc: Michael Gershon

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